QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1    Name and Address of Company

HudBay Minerals Inc.
6 Adelaide Street East
Suite 300
Toronto, Ontario M5C 1H6

Item 2    Date of Material Change

May 4, 2005.

Item 3    News Release

A press release concerning this material change was issued on May 5, 2005 through the Canadian disclosure network.

Item 4    Summary of Material Changes

HudBay Minerals Inc. (the "Company") announced that Mr. Ronald P. Gagel, C.A. has joined the Board of Directors effective May 4, 2005.

Item 5    Full Description of Material Change

The Company announced that Mr. Ronald P. Gagel, C.A. has joined the Board of Directors effective May 4, 2005.

Mr. Gagel has more than 25 years of business experience, predominantly in the natural resource sector. Mr. Gagel will serve as Chairman of the Audit Committee.

Peter R. Jones, President and CEO the Company stated: "We are pleased that Mr. Gagel has joined the Board. Our Company will benefit from his years of business experience in the natural resource sector and his financial expertise."

The Company is an integrated mining and metal producing company that operates mines and concentrators in northern Manitoba and Saskatchewan and a metal processing complex in Flin Flon, Manitoba. The Company also operates a zinc oxide production facility in Brampton, Ontario and the former producing mines of Balmat in New York State and Gays River in Nova Scotia that are being evaluated for re-opening.

Item 6    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7    Omitted Information

N/A.

Item 8    Executive Officer

Brian D. Gordon, the Vice President and General Counsel of the Corporation at (204) 949-4269.

Item 9    Date of Report

May 13, 2005.

HUDBAY MINERALS INC.

By:	(signed)
Brian D. Gordon Vice President and General Counsel

QuickLinks

Exhibit 99.1
FORM 51-102F3 MATERIAL CHANGE REPORT